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Mail Processing
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FEB 26 2021

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406

21001529

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FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-70014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gray Oak Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

537 Steamboat Road, Suite 200
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Halvorsen (203) 987-0015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Halvorsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gray Oak Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

State of Ct., County of Fairfield

Notary Public

My Commission Expires 5/31/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAY OAK CAPITAL, LLC

Statement of Financial Condition

December 31, 2020

Filed Pursuant to Rule 17a-5 Under the
Securities and Exchange Act of 1934

PUBLIC DOCUMENT

GRAY OAK CAPITAL, LLC

CONTENTS:

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gray Oak Capital, LLC
Greenwich, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gray Oak Capital, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gray Oak Capital, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gray Oak Capital, LLC's management. Our responsibility is to express an opinion on Gray Oak Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gray Oak Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Gray Oak Capital, LLC's auditor since 2019.
New York, New York
February 19, 2021

Gray Oak Capital, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	26,809
Due from broker-dealer		100,000
Prepaid expenses and deposits		4,231
Total Assets	$	131,040
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	6,456
Total Liabilities		6,456
Members' Equity		124,584
Total Liabilities and Members' Equity	$	131,040

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Gray Oak Capital, LLC (the "Company") was organized in Delaware in February 2017. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since April 2019.

The Company's primary business is referring stock loan business to other broker-dealers and introducing customers to prime brokers. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold funds or securities for customers and does not carry customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

For purposes of reporting the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Due From Broker

As of December 31, 2020, the Company has a cash balance with Interactive Brokers LLC in the amount of $100,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes. Instead, its earnings and losses are included in the Federal tax returns of its members and taxed depending on the members' tax situation. However, the Company is subject to the Connecticut pass-through entity-tax.

The Company adopted Accounting Standards Codification ("ASC") 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company did not have unrecognized tax benefits as of December 31, 2020 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense. As of December 31, 2020, the Company had no accrued interest or penalties related to uncertain tax positions.

Lease

The Company follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

3. TRANSACTIONS WITH RELATED PARTIES

The Company shares its office space as well as various administrative services with affiliates of the Company. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the affiliate entity were charged to the Company. Under the agreement, certain expenses of the affiliate entity such as rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company.

Pursuant to a Company resolution $1,221 of the total expenses under the expense sharing agreement was assumed and forgiven by a member of the Company. The forgiven liability was contributed as a permanent capital contribution by the member.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its first year of operation (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At December 31, 2020, the Company had net capital of $120,353 which was $20,353 in excess of its required net capital of $100,000. At December 31, 2020, the percentage of aggregate indebtedness to net capital was 5.36%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to unasserted potential claims encountered in the normal course of business. The Company has no litigation in progress at December 31, 2020.

6. SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 19, 2021, the date this financial statement was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in the financial statement or would be required to be recognized in the financial statements as of December 31, 2020.

7. GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a net loss from operations of $59,977. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the members of the company have pledged any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital for at least the next twelve months from the date of this financial statement.

8. COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SEC Mail Processing Section
FEB 26 2021
Washington DC
406

21001530

SION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gray Oak Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

537 Steamboat Road, Suite 200
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Halvorsen (203) 987-0015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Halvorsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gray Oak Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Ct, County of Fairfield

Signature

CEO

Title

Notary Public

My Commission Expires 5/31/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAY OAK CAPITAL, LLC

Financial Statements and
Supplemental Information

December 31, 2020

Filed Pursuant to Rule 17a-5 Under the
Securities and Exchange Act of 1934

CONFIDENTIAL TREATMENT

GRAY OAK CAPITAL, LLC

CONTENTS:

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gray Oak Capital, LLC
Greenwich, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gray Oak Capital, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gray Oak Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gray Oak Capital, LLC's management. Our responsibility is to express an opinion on Gray Oak Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gray Oak Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplemental Information

The supplemental information on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of Gray Oak Capital, LLC's financial statements. The supplemental information is the responsibility of Gray Oak Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9 and 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Gray Oak Capital, LLC's auditor since 2019.
New York, New York
February 19, 2021

Gray Oak Capital, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	26,809
Due from broker-dealer		100,000
Prepaid expenses and deposits		4,231
Total Assets	$	131,040
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	6,456
Total Liabilities		6,456
Members' Equity		124,584
Total Liabilities and Members' Equity	$	131,040

See accompanying notes.

Gray Oak Capital, LLC

Statement of Operations
For the year ended December 31, 2020

Revenues	
Interest	$ 482
Total Revenues	482
Expenses	
Professional fees	39,776
Licenses and registrations	10,071
Occupancy	6,200
Communications and data processing	4,146
Other	266
Total Expenses	60,459
Net Loss	$ (59,977)

See accompanying notes.

Gray Oak Capital, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2020

Balance at January 1, 2020	$	150,340
Member Contributions		34,221
Net Loss		(59,977)
Balance at December 31, 2020	$	124,584

See accompanying notes.

Statement of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(59,977)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Non-cash capital contributions		1,221
Due from broker-dealer		(100,000)
Prepaid expenses and deposits		(3,493)
Accounts payable and accrued expenses		(231)
Due to affiliate		(510)
Total adjustments		(103,013)
Net cash used in operating activities		(162,990)
Cash flows from financing activities:		
Cash received from capital contributions		33,000
Net cash provided by financing activities		33,000
Net decrease in cash		(129,990)
Cash at beginning of year		156,799
Cash at end of year	$	26,809
Supplemental disclosure of cash flow information:		
Non-cash financing activity:		
Member's equity contribution resulting from reclassification of due to affiliate	$	1,221

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Gray Oak Capital, LLC (the "Company") was organized in Delaware in February 2017. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since April 2019.

The Company's primary business is referring stock loan business to other broker-dealers and introducing customers to prime brokers. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold funds or securities for customers and does not carry customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

For purposes of reporting the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Due From Broker

As of December 31, 2020, the Company has a cash balance with Interactive Brokers LLC in the amount of $100,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes. Instead, its earnings and losses are included in the Federal tax returns of its members and taxed depending on the members' tax situation. However, the Company is subject to the Connecticut pass-through entity-tax.

The Company adopted Accounting Standards Codification ("ASC") 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company did not have unrecognized tax benefits as of December 31, 2020 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense. As of December 31, 2020, the Company had no accrued interest or penalties related to uncertain tax positions.

Revenue Recognition

Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

The core principle in accordance with ASU No. 2014-09 Revenue from Contracts with Customers ("ASC Topic 606") is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

During the year ended December 31, 2020, the Company did not earn any revenue from its primary business, as described in footnote 1 of these financial statements.

Lease

The Company follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

3. TRANSACTIONS WITH RELATED PARTIES

The Company shares its office space as well as various administrative services with affiliates of the Company. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the affiliate entity were charged to the Company. Under the agreement, certain expenses of the affiliate entity such as rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company. The related expenses incurred by the Company are recorded on the accompanying Statement of Operations.

Allocated and direct expenses under the agreement amounted to $6,322 for the year ended December 31, 2020. Pursuant to a Company resolution $1,221 of the total expenses under the expense sharing agreement was assumed and forgiven by a member of the Company. The forgiven liability was contributed as a permanent capital contribution by the member.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its first year of operation (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At December 31, 2020, the Company had net capital of $120,353 which was $20,353 in excess of its required net capital of $100,000. At December 31, 2020, the percentage of aggregate indebtedness to net capital was 5.36%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to unasserted potential claims encountered in the normal course of business. The Company has no litigation in progress at December 31, 2020.

6. SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 19, 2021, the date these financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of December 31, 2020.

7. GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a net loss from operations of $59,977. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the members of the company have pledged any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital for at least the next twelve months from the date of these financial statements.

8. COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

As of December 31, 2020

Gray Oak Capital, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
of The Securities and Exchange Commission Act of 1934
As of December 31, 2020

Computation of Net Capital		
Members' equity	$	124,584
Deductions		
Prepaid expenses and deposits		4,231
Net capital		120,353
Computation of basic net capital requirement		
Minimum capital requirement 6.667% of aggregate indebtedness or $100,000 whichever is greater		100,000
Excess net capital	$	20,353
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	6,456
Due to affiliate		-
Total aggregate indebtedness	$	6,456
Percentage of aggregate indebtedness to net capital		5.36%

There are no material differences between the net capital computation on the Company's unadited FOCUS Report PartIIA form X-17A-5 and the computation reflected above as of December 31,2020.

Schedule II
Statement of Exemption From the Computation For Determination Of Reserve Requirements and Information Relating to Possession Or Control Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission as of December 31, 2020

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions will clear through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gray Oak Capital, LLC
Greenwich, Connecticut

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which (1) Gray Oak Capital, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Gray Oak Capital, LLC claimed exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provision") and (2) Gray Oak Capital, LLC stated that Gray Oak Capital, LLC met the identified exemption provision throughout the period from January 1, 2020 through December 31, 2020 without exception. Gray Oak Capital, LLC's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gray Oak Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 19, 2021

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Gray Oak Capital, LLC (the "Company") is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraphs k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the period from January 1, 2020 through December 31, 2020.

The Company has met the identified exemption provisions for the period from January 1, 2020 through December 31, 2020 without exception. All customer transactions will clear through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Mark Halvorsen

Title: CEO